Exhibit 99.1

360 Finance Announces Result of Extraordinary General Meeting and Name Change Effectiveness

SHANGHAI, China, Sept. 15, 2020 (GLOBE NEWSWIRE) — 360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”), a data driven, technology empowered digital platform, today announced that, at its extraordinary general meeting of shareholders held today, shareholders of the Company adopted the following special resolution:

THAT the name of the Company be and is hereby changed from “360 Finance, Inc.” to “360 DigiTech, Inc.,” effective immediately, and that any one director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

Effective as of September 15th, 2020, the name of the Company has changed from “360 Finance, Inc.” to “360 DigiTech, Inc.” The American depositary shares, each representing two Class A ordinary shares, par value US$0.00001 per share, of the Company, will begin trading under the new corporate name on September 16th, 2020. The name change has no effect on the Company’s ticker symbol.

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a data driven, technology empowered digital platform. Through its platform the Company enables financial institutions to provide better and targeted products and services to a broader consumer base. The Company also offers standardized risk management service, in the form of SaaS modules to institutional clients. When coupled with its partnership with 360 Group, the Company’s solutions created noticeable advantages in customer acquisition, funding optimization, risk assessment and post-lending management.

For more information, please visit: http://ir.360jinrong.net/

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 360 Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance
E-mail: ir@360jinrong.net

Christensen

In China
Mr. Eric Yuan
Phone: +86-138-0111-0739
E-mail: Eyuan@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com